UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 29, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

FR - Timbergrove Village Controlled Subsidiary – Houston, TX

On October 12, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Timbergrove Village, LLC (the “FR - Timbergrove Village Controlled Subsidiary”), for a purchase price of approximately $1,151,000, which was the initial stated value of our equity in a new investment round in the FR - Timbergrove Village Controlled Subsidiary (the “Timbergrove Village Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the FR - Timbergrove Village Controlled Subsidiary for a purchase price of approximately $10,359,000 (the “Timbergrove Village Interval Fund Investment” and, together with the Timbergrove Village Growth VII eREIT Investment, the “Timbergrove Village Investment”). The FR - Timbergrove Village Controlled Subsidiary used the proceeds of the Timbergrove Village Investment to acquire 8.9 acres of unimproved land generally located off of Minimax Drive in Houston, TX (the “Timbergrove Village Property”). Details of this acquisition can be found here.

To date, the value of the Timbergrove Village Investment has increased to approximately $25,531,000, including approximately $4,403,000 of horizontal development costs incurred since the initial acquisition date.

On June 29, 2023 the first tranche of homes in the Timbergrove Village Property was completed. Thirty-seven (37) units were delivered for a vertical development cost of approximately $9,618,000. Inclusive of land, and horizontal and vertical development costs the average cost per unit is approximately $429,000. The remaining sixty (60) units are expected to be delivered in monthly tranches, with the final tranche expected to close in October 2023.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 19, 2023